QuickLinks -- Click here to rapidly navigate through this document

Exhibit 4.11.1

List of Subordinated Notes
Tranche "B" or "C "dated February 15, 2000

Type "B"
Chester B. Eales	22,000
Gene Johnson Trustee for the Ivan & Gladys Quass Living Trust	20,000
William Joseph Miller, Jr.	50,000
Delores E. Schluchter	10,000
Type "C"
Steve & Dawn Anderson	20,000
Mr. or Mrs. Dale E. Orr	15,000

QuickLinks

List of Subordinated Notes Tranche "B" or "C "dated February 15, 2000